Talis Biomedical Corporation

230 Constitution Drive

Menlo Park, California 94025

May 20, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Davis and Laura Crotty

RE:	Talis Biomedical Corporation

Registration Statement on Form S-3

File No. 333-264839

Acceleration Request
Requested Date:	May 24, 2022
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-264839) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on May 24, 2022, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Karen Deschaine of Cooley LLP, counsel to the registrant, at (858) 550-6088 or in her absence, Edmond Lay of Cooley LLP at (858) 550-6166. Thank you for your assistance.

Very Truly Yours,

TALIS BIOMEDICAL CORPORATION

By:	/s/ J. Roger Moody, Jr.
J. Roger Moody, Jr.
Chief Financial Officer